Exhibit 99.4

Invitation to Shareholders

It is our pleasure to invite you to attend our annual general meeting to be held on Wednesday, April 28, 2021 at 3:00 pm MDT (“Meeting”). In light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the accompanying Proxy Statement and Information Circular (“Circular”). Shareholders will not be able to attend the Meeting in person.

At the Meeting you will vote on the items of business and hear about our 2020 performance and our future plans.

Please take some time to read this Notice of Meeting and Circular. It contains important information about the Meeting, voting, director nominees, our governance practices, and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to your participation in the virtual Meeting.

Notice of Meeting
Date and Time:	Wednesday, April 28, 2021 at 3:00 pm MDT
Place:	Virtual only Meeting accessed at https://web.lumiagm.com/227999924
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 15, 2021
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2020;
2. fixing the number of directors to be elected at the Meeting at eight directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors; and
5. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

If you are a registered shareholder and wish to appoint a third-party proxyholder to vote on your behalf at the Meeting, you must appoint your proxyholder by inserting their name in the space provided on the proxy sent to you (and follow the instructions in the proxy within the deadline set forth in the proxy) and register your proxyholder at vermilion@odysseytrust.com.

If you are a non-registered shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form (and follow the instructions in the voting instruction form within the deadline set forth in the voting instruction form) sent to you by your intermediary and register yourself as proxyholder at vermilion@odysseytrust.com.

After you register, our transfer agent Odyssey Trust Company will provide you with a control number. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself (or a third-party) as your proxyholder.

The Circular explains your voting options in further detail (starting on page 19) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo

Executive Chairman